UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-187931-01

Truven Holding Corp.	Truven Health Analytics Inc.
(Exact name of registrant parent guarantor as specified in its charter)	(Exact name of registrant parent guarantor as specified in its charter)

Delaware	45-5164353	Delaware	06-1467923
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Phoenix Drive

Ann Arbor, Michigan 48108

(734) 913 -3000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

10.625% Senior Notes due 2020

Guarantees of 10.625% Senior Notes due 2020

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports*:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

*Truven Holding Corp. (“Holdco”) and Truven Health Analytics Inc. (“Opco”) were contractually obligated to file periodic reports with the Securities and Exchange Commission (the “SEC”) pursuant to the terms of the indenture, dated June 6, 2012, among Opco, Holdco and the Bank of New York Mellon Trust Company, N.A., as trustee (the "Trustee")  (the “Indenture”), relating to Opco's 10.625% Senior Notes due 2020 (the “Notes”).

On April 7, 2016, Holdco and Opco deposited funds equaling all outstanding principal, accrued interest and applicable redemption premiums with the Trustee in order to redeem all outstanding Notes on April 14, 2016, thereby satisfying and discharging all the obligations of Holdco, Opco and the guarantors under the Indenture. As a result of such satisfaction and discharge, Holdco and Opco will no longer file reports with the SEC pursuant to the Indenture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this certification/notice to be signed on their behalf by the undersigned hereunto duly authorized.

TRUVEN HOLDING CORP.		TRUVEN HEALTH ANALYTICS INC.
(Registrant)		(Registrant)

By:	/s/ ANDRA K. HELLER	By:	/s/ ANDRA K. HELLER
Andra K. Heller, General Counsel and Secretary		Andra K. Heller, General Counsel and Secretary

Date: April 14, 2016		Date: April 14, 2016